Exhibit 99.1

Core AI Reports Robust User Growth and Engagement Across Mobile Gaming Portfolio for First Half 2025

Miami, Oct. 23, 2025 (GLOBE NEWSWIRE) — Core AI Holdings, Inc. (Nasdaq: CHAI) (“Core AI” or the “Company”), a global AI driven mobile games developer and publisher, today provided an operating performance update for the first half of 2025, reflecting sustained momentum across its global mobile portfolio and continued strength in key markets. The Company also announced its goal to achieve $300 million in full year annual revenue within 36 months based on successful execution of its growth strategy.

Key Performance Indicators

As of June 30, 2025, the Company has surpassed 820 million cumulative downloads supported by an average of 18.4 million monthly active users (MAU) and a total of 2,281 mobile applications released to date.

“Key operating metrics through the first half of 2025 reaffirm the quality of our portfolio and our ability to scale content globally while deepening user engagement across diverse genres,” said Aitan Zacharin, CEO of Core AI Holdings, Inc. “Well performing game titles and expanding international reach underscore the scalability and resilience of our business. As we look ahead, we remain focused on leveraging AI-driven insights to enhance creativity and accelerate lifetime value across our portfolio. Continued growth will be fueled by AI-powered content development, expanded live service operations and strategic partnerships designed to accelerate user acquisition and further monetize our portfolio in key global markets.”

$ in millions	Core Gaming	Siyata Mobile	Consolidated
Revenue	$28.9	$4.5	$33.4
Net loss	$(0.8)	$(7.6)	$(8.6)

Strong Global Monetization and Market Diversity

Core Gaming’s global revenue distribution continues to reflect the Company’s ability to monetize effectively across leading international markets. The United States remains the single largest contributor to overall revenue, underscoring strong performance in one of the world’s most competitive mobile ecosystems. Additional contributions from major regions including Latin America, Europe and the rest of North America further demonstrate a well-balanced and geographically diverse revenue base. Importantly, this global performance validates the Company’s strategy of combining localized content appeal with scalable monetization systems, user acquisition and live-ops optimization.

“As demand for accessible, high-quality mobile experiences continues to rise, we are well-positioned to drive innovation and sustainable growth,” added Zacharin. “Our flagship AI products are continuously being upgraded with planned expansion, and several new AI technologies are in development. Our next focus as a holding company is to identify growth opportunities through joint venture partnerships, mergers and acquisitions. We have an active pipeline of these opportunities including next generation cloud and high performance computing infrastructures, transformative AI technologies and applications and innovative real world blockchain applications. We see these opportunities as being part of our accretive expansion strategy and opening new revenue channels. By driving these initiatives forward, we aim to achieve $300 million in annual revenue within the next 36 months.”

The Company plans to host a quarterly earnings call for investors when it reports its third quarter 2025 results. Additional details regarding the timing and access to the call will be provided in advance on the Company’s website.

About Core AI Holdings, Inc.

Core AI Holdings, Inc. is an international AI driven mobile games developer and publisher headquartered in Miami. We create entertaining games for millions of players worldwide, while empowering other developers to deliver player-focused apps and games to enthusiasts. Core AI’s mission is to harness the power of artificial intelligence to build transformative and scalable offerings across multiple verticals. Since our launch we have developed and co-developed over 2,200 games, driven over 800 million downloads, and generated a global footprint of over 40 million users from over 140 countries.

Visit www.coregaming.co to learn more.

Core AI Investor Relations:

Brett Maas Hayden IR

chai@haydenir.com

646-536-7331

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses its goal of achieving $300 million in full year annual revenue based on successful execution of its growth strategy, continued growth being fueled by AI-powered content development, and the ability for the Company to grow through joint venture partnerships and mergers and acquisitions. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because these forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on Core AI’s current expectations, they are subject to various risks and uncertainties and changes in circumstances that are difficult to predict and may be outside of Core AI’s control and actual results, performance, or achievements of Core AI could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 21, 2025 and in any subsequent filings with the SEC. Except as otherwise required by law, Core AI undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.